UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AppFolio, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03783C100

(CUSIP Number)

Pat Robertson

Dragoneer Investment Group, LLC

One Letterman Drive, Building C, Suite 3-950

San Francisco, CA 94129.

(415) 539-3085

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Thomas Holden

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 315-6379

June 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03783C100

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,273 shares of Class B Common Stock
	8.	Shared Voting Power 1,539,229 shares of Class B Common Stock 820,432 shares of Class A Common Stock
	9.	Sole Dispositive Power 22,273 shares of Class B Common Stock
	10.	Shared Dispositive Power 1,539,229 shares of Class B Common Stock 820,432 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,561,502 shares of Class B Common Stock 820,432 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 30.69%[1]
14.	Type of Reporting Person (See Instructions) IN

[1]	Percentage calculations are based upon 6,200,000 issued and outstanding shares of the Issuer’s Class A common stock as of June 25, 2015, as reported in the Issuer’s final prospectus filed with the SEC on June 26, 2015.

CUSIP No. 03783C100

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,408,422 shares of Class B Common Stock 820,432 shares of Class A Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,408,422 shares of Class B Common Stock 820,432 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,408,422 shares of Class B Common Stock 820,432 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 29.29%[2]
14.	Type of Reporting Person (See Instructions) IA

[2]	Percentage calculations are based upon 6,200,000 issued and outstanding shares of the Issuer’s Class A common stock as of June 25, 2015, as reported in the Issuer’s final prospectus filed with the SEC on June 26, 2015.

CUSIP No. 03783C100

1.	Names of Reporting Persons Dragoneer Apartment, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 810,283 shares of Class B Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 810,283 shares of Class B Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 810,283 shares of Class B Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.56%[3]
14.	Type of Reporting Person (See Instructions) OO

[3]	Percentage calculations are based upon 6,200,000 issued and outstanding shares of the Issuer’s Class A common stock as of June 25, 2015, as reported in the Issuer’s final prospectus filed with the SEC on June 26, 2015.

CUSIP No. 03783C100

1.	Names of Reporting Persons Dragoneer Global Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 820,432 shares of Class A Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 820,432 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 820,432 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.23%[4]
14.	Type of Reporting Person (See Instructions) PN

[4]	Percentage calculations are based upon 6,200,000 issued and outstanding shares of the Issuer’s Class A common stock as of June 25, 2015, as reported in the Issuer’s final prospectus filed with the SEC on June 26, 2015.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the class A common stock (the “Class A Common Stock”) of AppFolio, Inc., a Delaware corporation (the “Company” or the “Issuer”). The name and address of the principal executive offices of the Company are AppFolio, Inc., 50 Castilian Drive, Goleta, CA 93117.

Item 2.	Identity and Background.

(a)	Name

This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): Marc Stad, Dragoneer Investment Group, LLC (“Dragoneer Adviser”), a registered investment adviser, Dragoneer Apartment, LLC (“Dragoneer Apartment Fund”) and Dragoneer Global Fund II, L.P. (“Dragoneer Global Fund II”).

Marc Stad is the managing member of Dragoneer Adviser, Dragoneer Global GP, LLC, a Delaware limited liability company (“Dragoneer Global GP”) and Dragoneer Global GP II, LLC, a Delaware limited liability company (“Dragoneer Global GP II”). Dragoneer Global GP is the manager of Dragoneer Apartment Fund and Dragoneer Global GP II is the general partner of Dragoneer Global Fund II (Dragoneer Global GP II, together with Dragoneer Apartment Fund, Dragoneer Global GP, Dragoneer Adviser and Dragoneer Global Fund II, the “Dragoneer Entities”).

(b)	Business Address

The principal business address for each of the Reporting Persons and for the Dragoneer Entities is c/o Dragoneer Investment Group, LLC, One Letterman Drive, Building C, Suite 3-950, San Francisco, CA 94129.

(c)	Principal Business

The principal occupation of Mr. Stad is manager of Dragoneer Adviser. Dragoneer Adviser is a registered investment adviser and acts as investment manager to affiliates of Dragoneer Apartment Fund and Dragoneer Global Fund II. Dragoneer Apartment Fund and Dragoneer Global Fund II are private investment vehicles. Dragoneer Global GP serves as the manager of Dragoneer Apartment Fund and Dragoneer Global GP II serves as the general partner of Dragoneer Global Fund II.

(d)	and (e) No Convictions or Proceedings

During the last five years, none of the Reporting Persons or other Dragoneer Entities has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons or other Dragoneer Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Marc Stad is a citizen of the United States. Dragoneer Global Fund II is organized under the laws of the Cayman Islands. Each of the other Dragoneer Entities is organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering on June 25, 2015 (the “IPO”), Mr. Stad beneficially owned 1,561,502 shares of Series B convertible preferred stock of the Issuer (the “Convertible Preferred Stock”), which converted into the Issuer’s class B common stock (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) in connection with the IPO. The Class B Common Stock is convertible at any time, at the option of the holder, into Class A Common Stock. The sources of funds used to purchase these shares of Class B Common Stock were managed accounts, personal funds of Mr. Stad and capital contributions of the members of the Dragoneer Apartment Fund.

On June 26, 2015, Dragoneer Global Fund II purchased 667,000 shares of the Issuer’s Class A Common Stock for $12.00 per share, 89,471 shares of the Issuer’s Class A Common Stock for $13.50 per share, 25,000 shares of the Issuer’s Class A Common Stock for $12.44 per share, and 1,700 shares of the Issuer’s Class A Common Stock for $13.16 per share. On June 29, 2015, July 1, 2015 and July 2, 2015, Dragoneer Global Fund II purchased 8,905, 1,375 and 26,981 shares of the Issuer’s Class A Common Stock for $13.53, $13.75 and $13.98 per share, respectively. The source of funds for the acquisition of the Class A Common Stock by Dragoneer Global Fund II was capital contributions of the partners of Dragoneer Global Fund II.

Item 4.	Purpose of Transaction.

The Reporting Persons hold their shares of the Common Stock of the Company for investment purposes. The Reporting Persons may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares held by them.

The filing of this Schedule is not an admission by the Reporting Persons that they hold shares for the purpose or with the effect of changing or influencing the control of the Issuer.

Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Act, as amended.

Item 5.	Interest in Securities of the Issuer.

Pursuant to Rule 13d-3(d)(1), all Class B Common Stock (which are convertible into Class A Common Stock) held by the Reporting Persons were deemed to be converted for the purposes of (i) determining the aggregate amount of Class A Common Stock beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class A Common Stock owned by such person. Consequently, all Class A Common Stock amounts and percentages have been determined by including the Class B Common Stock held by such Reporting Persons. The percentages of ownership set forth below are based on 6,200,000 shares of Class A Common Stock outstanding as of June 25, 2015.

(a) and (b)

The beneficial ownership of Common Stock by each person named in Item 2 above is as follows:

Mr. Stad has sole investment and voting power with respect to 22,273 shares of Class B Common Stock and may be deemed to share investment or voting power with respect to 820,432 shares of Class A Common Stock and 1,539,229 shares of Class B Common Stock held by the Dragoneer Entities and certain other managed accounts. In aggregate, Mr. Stad may be deemed to beneficially own 820,432 shares of Class A Common Stock and 1,561,502 shares of Class B Common Stock.

Dragoneer Adviser is a registered investment adviser and acts as investment manager to affiliates of Dragoneer Apartment Fund and Dragoneer Global Fund II and as a result may be deemed to share voting and dispositive power with respect to the 820,432 shares of Class A Common Stock held by Dragoneer Global Fund II and the 1,408,422 shares of Class B Common Stock held by Dragoneer Apartment Fund and certain other managed accounts. In aggregate, Dragoneer Adviser may be deemed to beneficially own 820,432 shares of Class A Common Stock and 1,408,422 shares of Class B Common Stock.

Dragoneer Apartment Fund holds 810,283 shares of Class B Common Stock (the “Dragoneer Apartment shares”) and may be deemed to share voting and dispositive power with respect to such shares. As the manager of Dragoneer Apartment Fund, Dragoneer Global GP may also be deemed to share voting and dispositive power with respect to the Dragoneer Apartment shares.

Dragoneer Global Fund II holds 820,432 shares of Class A Common Stock (the “Dragoneer Global Fund II shares”) and may be deemed to share voting and dispositive power with respect to such shares. As the general partner of Dragoneer Global Fund II, Dragoneer Global GP II may also be deemed to share voting and dispositive power with respect to the Dragoneer Global Fund II shares.

Item 13 of each of the cover pages of this Statement is incorporated herein by reference.

(c)

The Reporting Persons have not effected any transactions in the Class A Common Stock in the last 60 days, other than as described in Item 3.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up Agreement

In connection with the IPO, Dragoneer Apartment Fund entered into a customary “lock-up” agreement with the underwriters pursuant to which it agreed, subject to specific exceptions, not to sell any of its shares of the Issuer’s common stock for 180 days following the date of the final prospectus. A copy of the form of the Lock-Up Agreement is filed as Exhibit II. The description of the Lock-Up Agreements contained herein is qualified in its entirety by reference to Exhibit II, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit I	Agreement Regarding the Joint Filing of Schedule 13D, dated July 6, 2015 by and among the Reporting Persons (filed herewith).

Exhibit II	Form of Lock-Up Agreement, by and among Marc Stad, Dragoneer Apartment Fund and the Underwriters (filed by the Issuer as Exhibit A to the form Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s registration statement on Form S-1 (file number 333-204262) on June 4, 2015).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2015

Marc Stad

By:	/s/ Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	/s/ Pat Robertson
Name:	Pat Robertson
Chief Operating Officer

DRAGONEER APARTMENT, LLC

By:	Dragoneer Global GP, LLC
Its:	Manager

By:	/s/ Pat Robertson
Name:	Pat Robertson

DRAGONEER GLOBAL FUND II, L.P.

By:	Dragoneer Global GP II, LLC
Its:	General Partner

By:	/s/ Pat Robertson
Name:	Pat Robertson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT INDEX

Exhibit I	Agreement Regarding the Joint Filing of Schedule 13D, dated July 6, 2015 by and among the Reporting Persons (filed herewith).

Exhibit II	Form of Lock-Up Agreement, by and among Marc Stad, Dragoneer Apartment Fund and the Underwriters (filed by the Issuer as Exhibit A to the form Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s registration statement on Form S-1 (file number 333-204262) on June 4, 2015).